Filed pursuant to Rule 433

Registration No. 333-185253

Issuer Free Writing Prospectus dated December 11, 2012

Relating to Prospectus dated December 4, 2012

and Prospectus Supplement dated December 4, 2012

Term Sheet

December 11, 2012

The following information regarding the $175,000,000 4.250% Senior Notes due 2042 (the “notes”) offered hereby supplements the prospectus dated December 4, 2012 (the “prospectus”) and the prospectus supplement dated December 4, 2012 (the “prospectus supplement”) relating to the $750,000,000 aggregate principal amount of 4.25% Senior Notes due 2012 to be issued on the date hereof (the “outstanding 2042 notes”) and the notes. As described below, the notes will be consolidated, form a single series and be fully fungible with the outstanding 2042 notes. The description of the outstanding 2042 notes is incorporated by reference into this term sheet and describes the notes except to the extent inconsistent with this term sheet, in which case this term sheet controls.   In all other respects, this term sheet is qualified in its entirety by reference to the prospectus supplement and the prospectus, including all other documents incorporated by reference therein.  You should carefully consider the risk factors described under “Risk Factors” in the prospectus supplement, our Annual Report on Form 10-K for the year ended December 31, 2011, as supplemented by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 29, 2012, as well as the other information included or incorporated by reference in the prospectus and prospectus supplement, before making an investment decision.

$175,000,000 4.250% Senior Notes due 2042

Issuer:	Intel Corporation

Anticipated Ratings:	A1 (Moody’s) / A+ (S&P) / A+ (Fitch)

Security Type:	SEC Registered

Principal Amount of Reopening:	$175,000,000

Maturity Date:	December 15, 2042

Coupon:	4.250%, accruing from December 11, 2012

Interest Payment Dates:	June 15 and December 15, commencing on June 15, 2013

Record Dates:	June 1 and December 1 preceding the relevant interest payment date

Interest Convention:	30/360

Price to Public:	100.303% plus accrued interest of $61,979.17 from December 11 to, but excluding December 14, 2012. Holders will also pay accrued interest from December 14, 2012 if settlement occurs after that date.

Fungibility:

The notes will be consolidated, form a single series and be fully fungible with the $750,000,000 aggregate principal amount of the outstanding 2042 notes. After giving effect to the issuance of the notes, there will be $925,000,000 aggregate principal amount of 4.25% Senior Notes due 2042 outstanding.

Benchmark Treasury:	2.750% due August 15, 2042

Benchmark Treasury Yield:	2.832%

Spread to Benchmark Treasury:	+140 bps

Yield:	4.232%

Trade Date:	December 11, 2012

Expected Settlement Date:	December 14, 2012

Make-Whole Call:	T+25 bps

CUSIP/ISIN:	458140 AP5 / US458140AP51

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co.

Further Issuances:

We may, without the consent of existing holders, create and issue additional notes ranking equally with the notes (other than the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of such further notes). Such notes may be consolidated and form a single series with the notes (and the outstanding 2042 notes); provided that if such additional notes are not fungible with the notes (and the outstanding 2042 notes) for U.S. federal income tax purposes, such additional notes will have one or more separate CUSIP numbers.

Denominations:	The notes will be issued in minimum denominations of $2,000 and multiples of $1,000 in excess thereof.

Listing:

We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. The notes will not be subject to any sinking fund. We may, subject to compliance with applicable law, at any time purchase notes in the open market or otherwise.

Long-term debt:

After giving effect to the issuance of the notes and the $6.0 billion aggregate principal amount of senior notes issued on the date hereof described in the prospectus supplement (including the outstanding 2042 notes) our total long-term debt as of September 29, 2012 would have been $13.3 billion.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the securities for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and any prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526, or e-mailing Goldman, Sachs & Co. at prospectus-ny@ny.email.gs.com.